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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

VALENTIS, INC. (Name of Subject Company (issuer)
VALENTIS, INC. (Issuer and Offeror) (Name of Filing Persons (identifying status as offeror, issuer or other person))
WARRANTS TO PURCHASE COMMON STOCK (Title of Class of Securities)
N/A (CUSIP Number of Class of Securities)
Benjamin F. McGraw, III President and Chief Executive Officer Valentis, Inc. 863A Mitten Road Burlingame, California 94010 (650) 697-1900	Copies to: Patrick A. Pohlen, Esq. Latham & Watkins LLP 135 Commonwealth Drive Menlo Park, California 94025 (650) 328-4600
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation(1)	Amount of filing fee(2)

$8,858,502.48	$1,122.37

(1)
Based on book value of the shares of Common Stock issuable upon exercise of the Warrants and the aggregate exercise price of the Warrants, assuming Warrants to purchase an aggregate of 1,951,212 shares of Common Stock of will be exchanged pursuant to this offer.

(2)
The amount of the filing fee equals $126.70 per million dollars of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid: $1,122.37
    Form or Registration No.: Schedule TO
    Filing Party: Valentis, Inc.
    Date Filed: April 29, 2004

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    ☐    third-party tender offer subject to Rule 14d-1.
    ☒    issuer tender offer subject to Rule 13e-4.
    ☐    going-private transaction subject to Rule 13e-3.
    ☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☒

EXPLANATORY NOTE

        This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission (the "SEC") by Valentis, Inc., a Delaware corporation (the "Company"), on April 29, 2004, as amended by Amendment No. 1 to the Schedule TO filed with the SEC on May 27, 2004. The Schedule TO is related to the Company's Offer to Amend and Exchange (the "Offer"), an offer to the holders of currently outstanding warrants (the "Outstanding Warrants") issued pursuant to the Securities Purchase Agreement, dated as of December 2, 2003, to amend their Warrants (as amended, the "Amended Warrants") to decrease the exercise price of the Outstanding Warrants from $3.00 per share to $2.50 per share and to make immediately exercisable the Company's option to require the holders of the Amended Warrants to exercise their Amended Warrants under certain conditions. The Outstanding Warrants are exercisable for an aggregate of approximately 1,951,212 shares of the Company's common stock, par value $0.001 per share. The Company is amending its Schedule TO to report the results of the Offer.

ITEM 4. Terms of the Transaction.

        The Offer expired at 5:00 p.m. PDT on June 14, 2004. The Offer was conditioned upon, among other things, acceptance of the Offer by holders of Outstanding Warrants exercisable for at least 85% of the aggregate number of shares issuable upon exercise of all Outstanding Warrants. As of 5:00 p.m. PDT on June 14, 2004, the holders of Outstanding Warrants exercisable for approximately 39% of the aggregate number of shares issuable upon exercise of all Outstanding Warrants had submitted and not withdrawn their Election Forms and Outstanding Warrants. Because a sufficient number of warrantholders did not elect to accept the Offer by the deadline to satisfy the Offer's 85% minimum acceptance condition, and due to the general uncertainty of market, economic and financial conditions in the United States and abroad, the Company is terminating and withdrawing the Offer. Accordingly, the Company will not amend any of the Warrants pursuant to the Offer, and all Warrants received from warrantholders by the Company in connection with the Offer will be returned promptly. The Outstanding Warrants remain in effect without any change and will remain outstanding until they expire by their own terms or are exercised. A letter explaining the results of the Offer to the warrantholders is attached to this Amendment No. 2 as Exhibit (a)(1)(H) and is incorporated herein by reference.

1

ITEM 12.    Exhibits.

(a)(1)(A)*	Letter to Holders of Certain Warrants.
(a)(1)(B)*	Offer to Amend and Exchange, dated as of April 29, 2004.
(a)(1)(C)*	Form of Election Form.
(a)(1)(D)*	Form of Withdrawal Form.
(a)(1)(E)*	Instructions to Election Form and Withdrawal Form.
(a)(1)(F)*	Form of Amended Warrant.
(a)(1)(G)*	Letter to Holders of Certain Warrants, dated as of May 27, 2004.
(a)(1)(H)	Letter to Holders of Certain Warrants, dated as of June 15, 2004.
(a)(4)(A)**	Registration Statement on Form S-3, filed with the SEC on February 13, 2004 (Registration No. 333-112821).
(b)	Inapplicable.
(d)(1)+	Securities Purchase Agreement, dated as of December 2, 2003, by and among Valentis, Inc. and the purchasers.
(d)(2)++	Form of Warrant.
(d)(3)+++	Registration Rights Agreement, dated as of December 2, 2003, by and among Valentis, Inc. and the purchasers.
(d)(4)++++	Amended and Restated 1997 Equity Incentive Plan.
(d)(5)+++++	Amended and Restated 1998 Non-Employee Directors' Stock Option Plan.
(g)	Inapplicable.
(h)	Inapplicable.

*
Previously filed.

**
Incorporated by reference.

+
Incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K filed with the SEC on December 31, 2003.

++
Incorporated by reference to Exhibit 4.2 to Current Report on Form 8-K filed with the SEC on December 31, 2003.

+++
Incorporated by reference to Exhibit 4.3 to Current Report on Form 8-K filed with the SEC on December 31, 2003.

++++
Incorporated by reference to Exhibit 4.1 to Registration Statement on Form S-8 filed with the SEC on January 15, 2004 (Registration No. 333-111944).

+++++
Incorporated by reference to Exhibit 4.2 to Registration Statement on Form S-8 filed with the SEC on January 15, 2004 (Registration No. 333-111944).

2

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VALENTIS, INC.
By:	/s/ BENJAMIN F. MCGRAW, III
Name:	Benjamin F. McGraw, III
Title:	President and Chief Executive Officer
Date:	June 15, 2004

INDEX TO EXHIBITS

(a)(1)(A)*	Letter to Holders of Certain Warrants.
(a)(1)(B)*	Offer to Amend and Exchange, dated as of April 29, 2004.
(a)(1)(C)*	Form of Election Form.
(a)(1)(D)*	Form of Withdrawal Form.
(a)(1)(E)*	Instructions to Election Form and Withdrawal Form.
(a)(1)(F)*	Form of Amended Warrant.
(a)(1)(G)*	Letter to Holders of Certain Warrants, dated as of May 27, 2004.
(a)(1)(H)	Letter to Holders of Certain Warrants, dated as of June 15, 2004.
(a)(4)(A)**	Registration Statement on Form S-3, filed with the SEC on February 13, 2004 (Registration No. 333-112821).
(b)	Inapplicable.
(d)(1)+	Securities Purchase Agreement, dated as of December 2, 2003, by and among Valentis, Inc. and the purchasers.
(d)(2)++	Form of Warrant.
(d)(3)+++	Registration Rights Agreement, dated as of December 2, 2003, by and among Valentis, Inc. and the purchasers.
(d)(4)++++	Amended and Restated 1997 Equity Incentive Plan.
(d)(5)+++++	Amended and Restated 1998 Non-Employee Directors' Stock Option Plan.
(g)	Inapplicable.
(h)	Inapplicable.

*
Previously filed.

**
Incorporated by reference.

+
Incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K filed with the SEC on December 31, 2003.

++
Incorporated by reference to Exhibit 4.2 to Current Report on Form 8-K filed with the SEC on December 31, 2003.

+++
Incorporated by reference to Exhibit 4.3 to Current Report on Form 8-K filed with the SEC on December 31, 2003.

++++
Incorporated by reference to Exhibit 4.1 to Registration Statement on Form S-8 filed with the SEC on January 15, 2004 (Registration No. 333-111944).

+++++
Incorporated by reference to Exhibit 4.2 to Registration Statement on Form S-8 filed with the SEC on January 15, 2004 (Registration No. 333-111944).

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EXPLANATORY NOTE
  ITEM 4. Terms of the Transaction.
  ITEM 12. Exhibits.
SIGNATURE
INDEX TO EXHIBITS